MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: March Capital Corporation

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 E Randolph St Suite 5100
                              (No. and Street)

Chicago   Illinois   60601-6528
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Rice   (312) 640-0480   richard.rice@marchcapital.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
                    (Name – if individual, state last, first, and middle name)

300 Tri State International   Lincolnshire   Illinois   60069
(Address)   (City)   (State)   (Zip Code)

                                          3874
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard J. Rice _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of March Capital Corporation _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _DocuSigned by:_
RICHARD RICE
09E1A443AAEB4A2...

Title: _____
Chief Executive Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

300 Tri State International, Ste. 180
Lincolnshire, IL 60069
Tel 630.351.4005
Info@cogcpa.com | www.cogcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of March Capital Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of March Capital Corporation as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of March Capital Corporation as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of March Capital Corporation's management. Our responsibility is to express an opinion on March Capital Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to March Capital Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as March Capital Corporation's auditor since 2024.

Michael Coglianese CPA.P.C.

Lincolnshire, IL
April 13, 2026

MARCH CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$ 64,644	
Accounts receivable	161,911	
Other Assets	134	
		$ 226,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 173,432	
Subordinated loan	50,000	
		$ 223,432
Stockholder's Equity:		
Common stock, $10 par value, 200 shares authorized; 100 shares issued	1,000	
Additional paid-in capital	6,217	
Retained earnings	(3,960)	
		3,257
		$ 226,689

See Notes to Financial Statement.

1. Nature of Operations:

   March Capital Corporation (the Company) is an Illinois corporation, formed by the sole stockholder on September 5, 1990. On June 2, 1989, the Company became registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as a broker-dealer in a total of twenty-two states and territories, including the State of Illinois, its principal place of business.

   The Company operates as a broker-dealer which raises capital from third-party investors in new or existing collective investment vehicles. The Company's revenue consists primarily of fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early-stage business ventures.

   The Company does not hold customer funds or securities and, accordingly, operates as a Non-Covered Firm concerning SEC Rule 15c3-3 whereby it is exempt from the provisions of SEC Rule 15c3-3. Essentially, the Company had no obligations under SEC Rule 15c3-3 throughout the most recent fiscal year without exception since the broker/dealer (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 (if applicable); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (The Customer Protection Rule) and does not maintain any "Special Account for the Exclusive Benefit of Customers." The Company is considered a non-clearing and non-carrying firm.

2. Summary of Significant Accounting Policies:

   a. Basis of Presentation and Accounting:

      The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statement is prepared using the accrual basis of accounting, as required by GAAP.

   b. Revenue Recognition and Principal Transaction Revenues:

      The Company earns revenue through retainer fees, managed fees, and success fees. The Company recognizes revenue in accordance with FASB ASC Topic 606, as services are rendered, and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations as of December 31, 2025.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies - continued:

b. Revenue Recognition and Principal Transaction Revenues - continued:

Retainer Fees: For certain engagements, clients will pay a one-time or a monthly non-refundable retainer fee as specified in the executed contract agreement. Retainer fees are recognized as revenue in the periods over which the performance obligation has been satisfied.

Managed Fund Fees: Managed fund fees are received quarterly and are recognized over the period for which they are earned when the performance obligation has been satisfied.

Success Fees: Success fee revenue is recognized at the time the transaction is completed which is when the performance obligation has been considered satisfied, as defined under the terms of each engagement.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Cash:

The Company presently maintains cash in bank checking and savings accounts insured by the Federal Deposit Insurance Corporation (FDIC). Current coverage is limited to $250,000 per financial institution. At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits; however, the Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash.

e. Accounts Receivable:

The Company extends credit to its customers and generally requires no collateral. Accounts receivable as of December 31, 2025 and 2024 were $161,911 and $263,691, respectively.

f. CECL Assessment – Accounts Receivable

The Company carries its accounts receivable at amortized cost. Accounts receivable primarily consist of commissions and fees receivable from customers and brokers and generally have contractual terms of 30 days or less.

In accordance with ASC 326, the Company evaluates accounts receivable for lifetime expected credit losses upon origination. Management considered historical loss experience, current conditions, and reasonable and supportable forecasts affecting collectability.

The Company has not experienced material credit losses on its accounts receivable historically. Management's historical loss analysis reflects an immaterial loss rate due to the short-term nature of the receivables, the financial condition of counterparties, and ongoing credit monitoring practices.

Current conditions were evaluated, including customer concentration, aging trends, and known credit issues. As of December 31, 2025 and 2024, accounts receivable were current or near current, and there were no specific accounts identified as impaired or presenting heightened credit risk.

Given the short contractual duration of the receivables, the absence of historical credit losses, and the lack of adverse current conditions or reasonable and supportable forecasts indicating increased credit risk, management concluded that an allowance for expected credit losses was not necessary as of December 31, 2025 and 2024.

The Company generally does not require collateral for its accounts receivable.

g. Accounts Payable:

Contingent upon actual receipt from the Company's engagement counterparty, the Company owes to Registered Representatives (RR's) a share of its earned commission based on percentages provided in RR's respective contracts. Payment is due to an RR within 5 days of the Company's receipt of the funds, unless otherwise stipulated.

2. Summary of Significant Accounting Policies - continued:

h. Income Taxes:

Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is subject to Illinois replacement tax, and a provision for that tax has been made in these financial statements, if necessary. The credit for Illinois replacement tax reported in the statement of operations includes an adjustment of prior year estimated taxes to actual. For the year ended December 31, 2025, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years generally remain subject to examination by U.S. federal and state tax authorities.

MARCH CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

    i.   Management's Review of Subsequent Period:

        These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

3. Subordinated and Other Debt:

At December 31, 2025, the Company had a $50,000 note payable to an unaffiliated third party under a subordination agreement effective November 10, 2014. The note provides for interest at 15%, payable quarterly, with a stated maturity of November 9, 2015. Without action of the Company or the lender, the maturity date of the note shall be extended an additional year each year unless on or before the date seven months preceding the scheduled maturity date, the lender shall notify the Company that the Scheduled Maturity Date shall not be extended. No such action had been taken by either party as of December 31, 2025.

The subordinated debt is treated as net capital under the SEC's Uniform Net Capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Subordinated debt is valued at principal plus accrued interest, which approximates fair value.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. As of December 31, 2025, the Company had net capital of $45,392 which was $33,830 in excess of the required minimum.

5. Significant Clients:

One client accounted for approximately 64% of total revenue for the year ended December 31, 2025. Receivables from this customer were approximately 0% of total accounts receivable at December 31, 2025.

6. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

7. Broker Dealer – Single Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including fees and commissions for raising funds invested in private placements and offerings devoted to business financings, sales, mergers and acquisition services, and start-up and early-stage business ventures. The Company has identified its Chief Executive Officer as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

8. Stockholder Distributions

Distributions pursuant to the Company's operating agreement, management may authorize cash distributions to its stockholders, subject to regulatory capital requirements, liquidity needs, debt covenants, and other restrictions applicable to a registered broker-dealer. During the year ended December 31, 2025, the Company made cash distributions to its member totaling $283,200. These distributions were funded from operating cash flows. As a registered broker-dealer, the Company is subject to the net capital requirements of SEC Rule 15c3-1 and related FINRA regulations, which may restrict the amount and timing of distributions to Member. Management believes the Company was in compliance with all applicable net capital requirements at the time distributions were made.